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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 12500

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Nationwide Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 Yard Street Building I, Mailing Code GI-1D-NSL1
                                    (No. and Street)

Grandview Heights	OH	43212
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

_____
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
_____
                        (Name – *if individual, state last, first, middle name*)

191 W. Nationwide Blvd.	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Ewan Roswell_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Nationwide Securities, LLC_____ , as of __December 31_____ , 20 __20_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

AVP - Finance Controllership
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NATIONWIDE SECURITIES, LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Financial Statements and Schedules

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

NATIONWIDE SECURITIES, LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Table of Contents



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Nationwide Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nationwide Securities, LLC
(the Company) as of December 31, 2020, the related statements of operations, changes in member's equity,
and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our
opinion, the financial statements present fairly, in all material respects, the financial position of the Company as
of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity
with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit. We are a public accounting firm
registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to
be independent with respect to the Company in accordance with the U.S. federal securities laws and the
applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statements are free of
material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the
risks of material misstatement of the financial statements, whether due to error or fraud, and performing
procedures that respond to those risks. Such procedures included examining, on a test basis, evidence
regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the
accounting principles used and significant estimates made by management, as well as evaluating the overall
presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures
performed in conjunction with the audit of the Company's financial statements. The supplemental information is
the responsibility of the Company's management. Our audit procedures included determining whether the
supplemental information reconciles to the financial statements or the underlying accounting and other records,
as applicable, and performing procedures to test the completeness and accuracy of the information presented
in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether
the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §
240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all
material respects, in relation to the financial statements as a whole.



We have not been able to determine the specific year that we began serving as the Company's auditor,
however we are aware that we have served as the Company's auditor since at least 1965.

Columbus, Ohio
February 25, 2021

NATIONWIDE SECURITIES, LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Statement of Financial Condition

		December 31, 2020
Assets		
Cash	$	10,997,868
Receivables:		
Investment companies		416,000
Other receivables		6,713
Prepaid expenses		14,800
Clearing organization deposit		120,001
Total assets	$	11,555,382
Liabilities and member's equity		
Liabilities		
Payable to affiliates	$	1,802,936
Sales commissions payable		20,969
Other liabilities		105,385
Total liabilities	$	1,929,290
Member's equity		
Member's equity	$	9,626,092
Member's equity	$	9,626,092
Total liabilities and member's equity	$	11,555,382

See accompanying notes to the financial statements.

NATIONWIDE SECURITIES, LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Statement of Operations

		Year ended December 31, 2020
Revenues		
Revenue from sales of variable products of affiliates	$	3,689,442
Revenue from sales of commissionable securities		620,363
Revenue from sales of non-commissionable securities		3,525,046
Other income		77
Total revenues	$	7,834,928
Expenses		
Registered representatives' compensation from sales of variable products of affiliates	$	3,592,591
Registered representatives' compensation from sales of commissionable securities and advisory services		262,465
Compensation and benefits		6,016,027
Other operating expenses		1,744,111
Total expenses	$	11,615,194
Net loss	$	(3,780,266)

See accompanying notes to the financial statements.

NATIONWIDE SECURITIES, LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Statement of Changes in Member's Equity

	Member's equity
Balance as of December 31, 2019	$ 9,406,358
Capital contributions	4,000,000
Net loss	(3,780,266)
Balance as of December 31, 2020	$ 9,626,092

See accompanying notes to the financial statements.

NATIONWIDE SECURITIES, LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Statement of Cash Flows

		Year ended December 31, 2020
Cash flows from operating activities		
Net loss	$	(3,780,266)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in assets:		
Receivables from investment companies		305,800
Receivables from others		108,209
Prepaid expenses		6,204
(Decrease) increase in liabilities:		
Payable to affiliates		(37,067)
Sales commissions payable		(514,012)
Other liabilities		70,835
Net cash used in operating activities	$	(3,840,297)
Cash flows from financing activities		
Capital contributions		4,000,000
Net cash provided by financing activities	$	4,000,000
Net increase in cash	$	159,703
Cash at beginning of year		10,838,165
Cash at end of year	$	10,997,868

See accompanying notes to the financial statements.

Nationwide Securities, LLC

(A Wholly-Owned subsidiary of NFS Distributors, Inc.)

Notes to December 31, 2020 Financial Statements

---

(1) Nature of Operations

Nationwide Securities, LLC ("the Company") is a wholly-owned subsidiary of Nationwide Financial Services Distributors, Inc. ("NFSDI"), which in turn is a wholly-owned subsidiary of Nationwide Financial Services, Inc. ("NFS"). NFS is a holding company formed by Nationwide Corporation, a majority-owned subsidiary of Nationwide Mutual Insurance Company ("NMIC"). The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a registered investment advisor under the Investment Advisers Act of 1940. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. The Company is exempt from the provisions of Rule 15c3-3 (Customer Protection) under the Securities and Exchange Act of 1934 as of December 31, 2020, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of that rule and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not (a) directly or indirectly receive, hold or otherwise own funds or securities to customers, (b) carry accounts of or for customers and (c) carry PAB accounts throughout the most recent fiscal year. To qualify for the exemption under paragraph (k)(2)(ii), the Company must clear customer transactions through the clearing broker-dealer, Pershing LLC, on a fully-disclosed basis. The Company is prohibited from carrying customer accounts and must promptly transmit all customer funds and securities received in connection with its broker-dealer activities to its clearing broker-dealer.

The Company is currently registered in all 50 states and the District of Columbia. The Company engages in the distribution of variable life insurance policies, variable annuities, mutual funds and general securities through independent agents and direct channel, and previously through the middle of 2020, exclusive agents. The Company is the underwriter and distributor of variable life insurance policies and variable annuity contracts issued by NFS' subsidiaries Nationwide Life Insurance Company ("NLIC") and Nationwide Life and Annuity Company ("NLAIC"). The Company completed the process of transitioning away from the exclusive agent model in 2020.

The Company collects commissions for Nationwide Financial General Agency Inc. ("NFGA"), a wholly-owned subsidiary of NFSDI, through its National Securities Clearing Corporation account, on a pass-through basis, and remits the amounts to NFGA monthly. Any amounts due to NFGA as of the reporting date are included in Payable to affiliates on the Statement of Financial Condition.

On March 11, 2020, the World Health Organization declared the novel coronavirus ("COVID-19") a pandemic. The COVID-19 pandemic conditions create financial market volatility and uncertainty regarding whether and when certain customer behaviors will return to historical patterns, including sales of new and retention of existing policies. Although impacting certain sales and revenues, none of the aforementioned items have had a material impact on the overall financial condition of the Company. The extent to which the COVID-19 pandemic may impact the Company's ongoing operations and financial condition will depend on future developments that are evolving and uncertain.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Cash

Cash consists of cash deposited in noninterest-bearing accounts.

Receivables

The amounts shown for all receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a three month period. No recovery allowance is considered necessary for any of the receivable balances. The receivables balance was $422,713 and $836,722 at December 31, 2020 and 2019, respectively.

Recognition of Revenue and Expenses

The Company records commission revenue based on the sales of variable products of affiliates on which commissions are paid to its registered representatives. This revenue, which is based on agreed upon commission rates, is recognized when the Company's performance obligation is satisfied and recorded as Revenue from sales of variable products of affiliates on the Statement of Operations. Within the contractual agreement, the performance obligation for the Company is to distribute variable products. Certain commission revenue is considered constrained, variable revenue within Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606 as there is low distribution predictive value at contract inception. The uncertainty is dependent on the account value at future points in time as well as the length of time and whether the policy remains in force, all of which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the account value and the investor activities are known, which are usually monthly. Other commission revenue is earned at the time of purchase by investor and is recorded monthly. As the Company is primarily responsible for fulfilling these sales, they represent the principal of this relationship and record the associated revenue on a gross basis. Commission expense and related service fees are expensed when incurred and reported as Registered representatives' compensation from sales of variable products of affiliates on the Statement of Operations.

Revenue from securities transactions and from the sale of mutual funds, which is reported as Revenue from sales of commissionable securities on the Statement of Operations, is recorded on a settlement date basis. The difference between trade date and settlement date accounting is not material. Within the contractual agreement, the performance obligation for the Company is to distribute the funds. Certain revenue from sales of commissionable securities is considered constrained, variable revenue within FASB ASC 606, as it is based on average net assets of the funds for the applicable month. Other commission revenue is earned at the time of purchase by the investor and is recorded monthly. As the Company is primarily responsible for fulfilling these sales, they represent the principal of this relationship and record the associated revenue on a gross basis. The registered representative commission expense paid on this revenue is included in Registered representatives' compensation from sales of commissionable securities and advisory services on the Statement of Operations.

The Company also receives revenue from securities and mutual funds transactions that are not associated with a registered representative and for which no commission expense is incurred. Within the contractual agreement, the performance obligation for NSLLC is to distribute. This revenue is recognized when NSLLC's performance obligation is satisfied, on a settlement date basis and is reported on the Statement of Operations as Revenue from sales of non-commissionable securities. The difference between trade date and settlement date accounting is not material. Certain non-commissionable revenue is considered constrained, variable revenue within FASB ASC 606 as there is low predictive value at contract inception. The uncertainty is dependent on the account value at future points in time as well as the length of time and whether the policy remains in force, all of which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the account value and the investor activities are known, which are usually monthly. Other non-commissionable revenue is earned at the time of purchase by the investor and is recorded monthly.

The Company has no remaining performance obligations to satisfy related to revenue from contracts with customers as of December 31, 2020.

All expenses are recognized in the period incurred.

Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution and settlement of various customer securities transactions for which it earns revenue. The Company seeks to control the risks associated with these activities by not financing customer transactions and by selling investment products of institutions which the Company believes are financially sound.

Income Taxes

The Company is a single member limited liability company and thus, is considered and treated as a disregarded entity for federal income tax purposes. Therefore, no provision or liability for income taxes has been included in the financial statements. All of the Company's taxable income and expenses are included in the income and expense of its single member parent.

Recently Adopted Accounting Standards

On January 1, 2020, the Company adopted FASB ASU 2016-13, *Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments.* The new guidance supersedes existing accounting models for measuring credit losses on financial instruments and is intended to provide financial statement users with more relevant information about expected credit losses on financial instruments. The guidance introduces the current expected credit loss ("CECL") model, which applies to financial assets measured at amortized cost. It also prescribes a new available-for-sale debt securities impairment model and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. Impacts of adoption were immaterial to the financial statements.

On January 1, 2020, the Company adopted FASB ASU 2019-12, *Simplifying the Accounting for Income Taxes.* The new guidance indicates that an entity may elect to disclose the amount of current and deferred tax expense, if that entity is not subject to tax and is disregarded by the taxing authority. Impacts of adoption were immaterial to the financial statements.

(3) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("the Rule"). Accordingly, the Company is required to maintain minimum net capital, as defined under such provisions, of the greater of $250,000 or 1/15th of aggregate indebtedness, as those terms are defined in the Rule. The minimum net capital requirement was $250,000 on December 31, 2020. The Rule also requires that aggregate indebtedness shall not exceed fifteen times net capital.

On December 31, 2020, the Company exceeded the FINRA minimum net capital by $8,968,286. In addition, the Company's aggregate indebtedness was 21% of net capital. As such, both elements of the net capital requirements were met.

(4) Related Party Transactions

The Company has entered into cost sharing agreements with NMIC and other affiliates as part of its ongoing operations. Expenses covered under the agreements are subject to allocation among NMIC and those affiliates. The criteria used to allocate expenses among companies include individual employee estimates of time spent, special cost studies and other methods agreed upon by participating companies. In addition, Nationwide Services Company LLC, a subsidiary of NMIC, provides data processing, system development, hardware and software support, telephone, mail, and other services to the Company, based on specified rates for units of service consumed.

For the year ended December 31, 2020, the Payable to affiliates balance includes $1,073,032 of current month's expenses charged to the Company under its cost sharing agreement, and $729,904 of fixed sales commissions that the Company collected for NFGA. The Compensation and benefits and Other operating expenses recorded in the Statement of Operations were incurred under the aforementioned agreement. The Payable to affiliates is settled in cash on a monthly basis.

The Company received a $4,000,000 capital contribution from NFSDI for the year ended December 31, 2020, to continue to support the Company's net capital requirements.

During 2020, the Company reported revenue and related commission expense and service fees for sales of the following affiliated companies' products:

	Revenues	Registered Representatives' Compensation
NLIC and NLAIC variable annuities	$ 2,595,152	$ 2,549,602
NLIC and NLAIC variable life	963,899	964,170
Nationwide mutual funds	130,391	78,819
Total	$ 3,689,442	$ 3,592,591

Trail commissions associated with affiliated products of $542,000 are included in Revenue from sales of commissionable securities on the Statement of Operations.

(5) Employee Benefit Plan

Full time equivalent employees allocated to the Company participate in several benefit plans sponsored by NMIC, for which the Company has no legal obligations. Expenses are allocated to the companies who employ participants. The Company received a credit to incurred expenses of $64,053 related to the various plans for the year ended December 31, 2020. The credit amount was included in Compensation and benefits expense in the Statement of Operations.

(6) Agreement with Clearing Broker-Dealer

The Company has entered into an agreement with an unaffiliated broker-dealer to execute securities transactions on behalf of its customers. The Company fully discloses this arrangement to its customers. The clearing broker remits commission revenue to the Company, net of fees for clearing and other services. The Company is subject to off-balance-sheet risk in that it is responsible for losses incurred by the clearing broker that result from a customer's failure to complete securities transactions as provided for in the agreement. No provision for losses has been recorded in the financial statements relating to these transactions based on management's analysis of this exposure as of December 31, 2020.

(7) Contingencies

The Company is subject to legal and regulatory proceedings in the ordinary course of its business. These include proceedings specific to the Company and proceedings generally applicable to business practices in the industries in which the Company operates. The outcomes of these proceedings cannot be predicted due to their complexity, scope and many uncertainties. The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on the Company's financial position.

The Company is subject to oversight by federal and state regulatory entities, including but not limited to the Department of Labor and the IRS. Such regulatory entities may, in the normal course, be engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. With respect to all such scrutiny directed at the Company or its affiliates, the Company cooperates with regulators.

(8) Subsequent Events

The Company evaluated subsequent events through February 25, 2021, the date at which the financial statements were issued, and determined there were no additional items to disclose.

NATIONWIDE SECURITIES, LLC

(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2020

Computation of Net Capital

1.	Total equity from Statement of Financial Condition	$	9,626,092
2.	Deduct member's equity not allowable for net capital		-
3.	Total member's equity qualified for net capital		9,626,092
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B. Other (deductions) or allowable credits		-
5.	Total capital and allowable subordinated liabilities		9,626,092
6.	(Deductions) and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition		(407,756)
	B. Other (deductions) and/or charges		(50)
7.	Other additions and/or (credits)		-
8.	Net capital before haircuts on securities positions		9,218,286
9.	Haircuts on securities		-
10.	Net capital	$	9,218,286

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of Line 19)	$	128,619
12.	Minimum net capital requirement of reporting broker		250,000
13.	Net capital requirement (greater of line 11 or 12)		250,000
14.	Excess net capital (line 10 less line 13)		8,968,286
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$	8,918,286

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness liabilities from Statement of Financial Condition	$	1,929,290
17.	Add drafts for immediate credit		-
18.	Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))		-
19.	Total aggregate indebtedness	$	1,929,290
20.	Percentage of aggregate indebtedness to net capital (line 19/line 10)		20.9%

Schedule of Nonallowable Assets (Line 6A)

Receivables from investment companies and others	$	392,956
Prepaid expenses		14,800
Total Line 6A	$	407,756

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II-A of Form X-17A-5 as of December 31, 2020, which was filed on **January 26, 2021**.

See accompanying report of independent registered public accounting firm.

NATIONWIDE SECURITIES, LLC

(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Computation of the Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 as of December 31, 2020, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of that rule and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not (a) directly or indirectly receive, hold or otherwise own funds or securities to customers, (b) carry accounts of or for customers and (c) carry PAB accounts throughout the most recent fiscal year.

See accompanying report of independent registered public accounting firm.

NATIONWIDE SECURITIES, LLC

(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Information Relating to the Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 as of December 31, 2020, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of that rule and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not (a) directly or indirectly receive, hold or otherwise own funds or securities to customers, (b) carry accounts of or for customers and (c) carry PAB accounts throughout the most recent fiscal year.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Managers
Nationwide Securities, LLC:

We have reviewed management's statements, included in the accompanying Nationwide Securities, LLC 2020 Exemption Report (the Exemption Report), in which Nationwide Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to effecting securities via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2020 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

The accompanying Exemption Report includes a statement that the Company met the exemption provisions, except as described in its Exemption Report. During our review, we have identified 748 instances during the year ended December 31, 2020, in which the Company did not promptly remit all funds and securities received from customers in accordance with the identified exemption provisions. Because of these exceptions, we believe the statement in the Nationwide Securities, LLC 2020 Exemption Report was required to be modified and the exceptions were required to be disclosed in the Nationwide Securities, LLC 2020 Exemption Report.

Based on our review, with the exception of the matters described in the preceding paragraph, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Columbus, Ohio
February 25, 2021



Nationwide Securities, LLC 2020 Exemption Report

Nationwide Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company claimed an exemption under the provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2)   The Company met the identified exemption provisions in 15c3-3 throughout most recent fiscal year ending December 31, 2020, except as described below:

   a)   The Company identified one (1) check that were not promptly transmitted (January (1)).

(3)   The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions and the Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts throughout the most recent fiscal year, except as described below:

   a)   The Company identified fifteen (15) checks that were not promptly transmitted (January (1); February (2); March (3); April (1); May (5) and June (3)).

Nationwide Securities, LLC
We, Ewan Roswell and James Rabenstine, swear (or affirm) that, to the best of our knowledge and belief, this Exemption Report is true and correct.

By: *Ewan Roswell*
_____
Title: AVP, Finance Controllership
Date: February 25, 2021

By: *Jim Rabenstine*
_____
Title: VP, Chief Compliance Officer
Date: February 25, 2021

One Nationwide Plaza
Columbus, OH 43215-2220